TimefireVR Inc.

7150 E. Camelback Rd.

Suite 444

Scottsdale AZ, 85251

June 6, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Folake Ayoola

Re: TimefireVR Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 5, 2018

File No. 000-31587

Dear Mr. Ayoola:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 26, 2018 (the “Comment Letter”) relating to TimefireVR Inc. (the “Company”)’s Preliminary Schedule 14A (the “Proxy”) filed on March 5, 2018. The Company is simultaneously filing an Amended Schedule 14A to the Proxy (the “Amendment”) which includes additional shareholder proposals to be voted on at an annual meeting of the Company’s shareholders with this response letter.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s response set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

What is the beneficial ownership of the Company?

1. Please revise the beneficial ownership table to include the ownership percentages and the total shares outstanding for the most recent date practicable.

Response: The Amendment contains an updated beneficial ownership table calculated as of June 4, 2018.

Proposal 1: Approval of Articles of Amendment to our Articles of Incorporation to Change the

Company’s Name to Teraforge Ventures Inc.

Reasons for the Amendment

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2. You state that you are principally engaged in the acquisition and sale of cryptocurrencies and businesses in the blockchain industry.

a. Please describe the factors you considered in determining to transition into the cryptocurrency and blockchain industry. In doing so, please discuss the material aspects of your business plan, the funding you will require to implement your business plan and the risks you face in implementing it.

Response: As discussed in Proposal 4 of the Amendment, the Company was unable to continue its virtual reality business and sold its subsidiary, Timefire LLC (“TLLC”) in order to enter a new line of business. After reviewing the price of Bitcoin and other cryptocurrencies at the end of fiscal year 2017, the Company determined that the cryptocurrency business had the potential to produce future business opportunities and value for the Company’s shareholders. The risks we face in implementing our current business plan are detailed in the Risk Factors which are part of Item 7 to the Company’s annual report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2018. The Risk Factors were voluntarily included in order to alert investors as to the high degree of risk.

The Company is engaged in cryptocurrency mining and plans to evaluate and enter into other cryptocurrency opportunities subject to the Company’s ability to continue to raise capital. In order to enter into the cryptocurrency business, the Company’s Form 10-K, wherein the Company consolidated previously issued preferred stock, convertible notes, and warrants into a new series of preferred stock (the “Series E”), sold new convertible notes and warrants and extended the due date of remaining Convertible Notes, as disclosed in the Form 10-K.

The Company has hired an Advisor which is providing the Company with insight into opportunities in the cryptocurrency industry and providing a part-time software engineer to spearhead the Company’s bitcoin mining. The Advisor has extensive experience and personal contacts in the cryptocurrency and blockchain businesses which we believe will assist us in entering into new business. The Company’s agreement with the Advisor is described in further detail on page four of the Form 10-K under the section entitled “Summary of Recent Developments.”

b. Please provide a description of your business strategy with respect to the blockchain business and discuss the challenges related to implementing your business strategy.

Response: As publicly announced, in April the Company purchased bitcoin mining equipment which upon delivery was installed in a mining facility in Brooklyn, NY. Upon delivery, the Company commenced mining of bitcoins. More recently, the Company purchased additional computer servers which will permit the Company to diversity its mining opportunities and expects to be mining by June 15th with new mining equipment. Based upon its initial experience, the Company is exploring moving its mining operations to a location where its costs including power are less.

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Meanwhile, the very low price of the Company stock price has been an obstacle to the Company acquiring any other businesses since its capital stock is its primary currency.

The challenges faced by the Company are detailed in the Risk Factors of our Form 10-K and the last sentence of the above paragraph.

c. We refer to your press release dated March 7, 2018, where you announced the signing of a letter of intent with Cryptogram, LLC to make a strategic investment and acquire a license in cryptocurrency data analytics, portfolio management, trading platform, and information sharing terminal. Please explain how you expect this investment to impact your primary operations. In addition, please disclose whether you intend to acquire and sell digital assets, such as cryptocurrencies, through Cryptogram. Finally, please disclose whether Cryptogram is registered under the Securities Exchange Act of 1934, as amended, as a national securities exchange, an alternative trading system or a broker-dealer.

Response: We terminated discussions with Cryptogram, LLC, and have made updates to the Amendment accordingly.

d. To the extent you and/or your directors and officers are affiliated with other digital asset-related businesses, please disclose such affiliations.

Response: Our Chief Executive Officer, Jonathan Read, serves as a member of the Board of Directors of BTCS, Inc., a company engaged in a digital asset-related business.

3. In your January 4, 2018 Form 8-K, you reported that you purchased Ether, the digital asset offered by the Ethereum Network, and that this purchase is your first material digital asset purchase.

a. Please provide a detailed analysis explaining whether you believe the purchased Ether are securities as defined in Section 2(a)(1) of the Securities Act. For example, please provide us with an in depth analysis of the method by which Ether is distributed, including how, to whom and when it is distributed. Please also include in your response an in depth analysis of the activities and operations of the Ethereum Foundation and any of its respective affiliates with respect to:

• its efforts in or oversight of developing, improving, operating and maintaining its network,

• its promotional activities as those activities relate to the use of its respective network,

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• its holdings of Ether, and

• its trading of Ether.

Response: The Company sold all of its Ether in May and June 2018 and purchased Bitcoin. Accordingly, the Company no longer holds any Ether. A detailed analyses of whether we believe Bitcoin and Ether constitute securities is attached as Exhibit A, hereto.

b. Also, please explain whether you are or intend to register as an investment company under the Investment Company Act of 1940. If not, please tell us what exemption from the Investment Company Act of 1940 you are relying on and provide us with a detailed legal analysis supporting your conclusion that the exemption is available to you. Include all facts upon which your determination is based.

Response: The Company does not intend to acquire digital assets other than Bitcoin and Ether. As discussed in Exhibit A, attached hereto, the Company believes that neither Bitcoin nor Either are securities. As such, the Company does not intend to register an investment company under the Investment Company Act of 1940 (the “1940 Act”).

Nevertheless, the Company recognizes the risk that the cryptocurrency it holds may be deemed to constitute a security. As such, the Company does not intend to acquire securities in sufficient quantities which would cause the Company to be required to register under the 1940 Act.

Section 3(a)(1) of the Investment Company Act of 1940 (the “1940 Act”) provides that an investment company is an issuer that:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities… (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.[1]

The Company does not believe that it would be considered an Investment Company under 3(a)(1)(C) of the 1940 Act because the Company will not own or propose to acquire securities having a value exceeding 40 per centum of the value of the Company’s total assets. The Company recognizes that some types of cryptocurrency may be securities and does not intend to acquire securities, in the form of cryptocurrency, which exceed 40 per centum of the value of the Company’s total assets, exclusive of cash or government securities.

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115 U.S.C. § 80a-3

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The Company does not holds itself out as being engaged primarily, or proposing to engage primarily, in the business of investing, reinvesting, or trading in securities. In SEC v. Fifth Ave. Coach Lines, Inc., the Second Circuit placed emphasis on the word primarily, stating that “whether a company is engaged primarily in the business of investing, its total activities of all sorts must be considered.”[2] In SEC v. National Presto Industries, the Seventh Circuit found that “what matter are the company's history, the way the company represents itself to the investing public today, the activities of its officers and directors, the nature of its assets, and the sources of its income…. More important ... [is whether] the nature of the assets and income of the company, disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the company was trading and investing in securities.”[3]

The Company does not engage and does not intend to engage primarily in the business of investing in securities but rather in mining cryptocurrency including bitcoin which is a virtual currency. The Company’s acquisition of cryptocurrencies which may be securities will be carefully limited to avoid the 40% limit.

4. To the extent you intend to purchase and hold additional digital assets, address substantive differences, if any, between each form of digital asset you might hold and whether you believe each is a security as defined by Section 2(a)(1) of the Securities Act of 1933, as amended. Please describe the process and framework you will use to determine which digital assets to add to your portfolio, and discuss any investment parameters, strategies or criteria you intend to use in making the decisions to sell. Please disclose whether you will hold digital assets for appreciation or whether you intend to exchange them for other assets. Please describe the risks of holding digital assets including price volatility and liquidity risks as well as risks related to the fragmentation, potential for manipulation and the general lack of regulation underlying those digital assets.

Response: The only digital asset we currently hold is Bitcoin. We do not intend to acquire any digital assets other than Bitcoin and Ether except incidental to our mining activities. Our plan is to sell such cryptocurrencies as we earn them. Due to the value of our mining equipment, we do not think that we will come close to the 40% test. Exhibit A to this response letter contains our analysis detailing why we believe that neither Either nor Bitcoin constitute securities.

5. If you intend to act as a custodian of digital assets, please tell us whether you intend to register as a custodian with state or federal regulators and describe the nature of any such registration.

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2 SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 28 (S.D.N.Y. 1968), aff'd, 435 F.2d 510 (2d Cir. 1970).

3 SEC v. Nat'l Presto Indus., Inc., 486 F.3d 305, 312–15 (7th Cir. 2007); citing In re Tonopah Mining Co., 26 S.E.C. 426, 430 (1947).

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Response: We do not intend to act as a custodian of digital assets.

Proposal 2: Ratification of the Sale of the Company’s Subsidiary

6. You state that under Nevada law, the sale of substantially all assets of the business requires approval by the shareholders prior to effecting the sale. We note that, on January 3, 2018, you effected the sale of TLLC. Please revise to provide the information required by Item 14 of Schedule 14A, including all information required by Items 14(b), (c)(1) and (c)(2). This includes your audited financial statements for the two most recent fiscal years plus unaudited interim periods. Please also provide audited or unaudited financial statements of the business that was disposed for the same periods or tell us why you believe such financial information is not material. For guidance, please refer to Note A to Schedule 14A, Item 14 of Schedule 14A, and Section H.6. of our July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

Response: The Company has already filed audited financial statements substantially similar to the requested TLLC financials. The only business conducted by the Company through the sale of TLLC was through TLLC and the only difference between the financial statements filed for the Company’s year ended December 31, 2017 and new financials for TLLC would be adjustments for non-cash income and goodwill and public company costs.

Under Rule SEC Rule 3-13 the Commission may permit the omission of one or more financial statements upon written request by the issuer where the financial statements are not necessary for the protection of investors.

The Commission’s Office of General Counsel and Chief Accountant have been allowing auditing exemptions to public issuers when an issuer is unable to get an audit and issuers are encouraged to get exemptions for immaterial accounting measures. Further, Commission Clayton has noted that “There are circumstances in which the Commission’s reporting rules may require publicly traded companies to make disclosures that are burdensome to generate, but may not be material to the total mix of information available to investors.  Under Rule 3-13 of Regulation S-X, issuers can request modifications to their financial reporting requirements in these situations.”[4] This case appears to be analogous as the financial statements requested would be substantially similar to those already available to investors. The additional costs of TLLC audits cannot be justified as being in the public interest or for the protection of investors.

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4  SEC Chairman Jay Clayton, Remarks at the Economic Club of New York, July 12, 2017, available at: https://www.sec.gov/news/speech/remarks-economic-club-new-york.

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7. We note that you did not file a proxy statement or information statement prior to the sale of substantially all of your assets, TLLC. Please provide material risks related to noncompliance.

Response: On January 3, 2018, the Company effected the sale of TLLC to a group of buyers. The Company’s business model in the virtual reality business was not successful and the Company was unable to continue to finance its business due to a loss of confidence in the virtual reality business by the Company’s investors and threats of resignation from the Company’s officers, directors and lead technologist and TLLC employees. While shareholder approval was required by Nevada law, the buyers refused to fund TLLC unless we closed immediately. Rather than cease operations and have no working capital, the Company adhered to the buyer’s demands and sold TLLC. Because we needed to eliminate state law liabilities, we opted to get irrevocable proxies which would permit us to seek shareholder ratification.

Prior to the sale of TLLC, the Company obtained proxies to vote a majority of the then outstanding shares of the Company. Pursuant to Nevada law, the Company’s shareholders could claim that the Company lacked authority to sell TLLC. However, due to the Company’s obtaining of the proxies representing more than 50% of the then outstanding voting power, the Company did have approval of a majority of the Company’s shareholders to conduct the sale of TLLC While the sale of TLLC created risks of non-compliance with the rules promulgated under Section 14 of the Securities Exchange Act of 1934 regarding providing shareholders with notice, the Company believed that its shareholders would have been adversely affected by the Company’s closure had the Company delayed the sale of TLLC due to the time requirements imposed by filing a Schedule 14C prior to the sale.

8. You indicate that the sale of TLLC was to four buyers who, at the time of the sale, had a majority of voting power in the company. Please revise to identify the four buyers and provide material risks related to conflicts of interest arising from the related party transaction.

Response: Proposal Four states that “[t]he buyers included four shareholders who, at the time of the sale, held the majority of the Company’s voting power.” The four shareholders who executed Proxies and, at the time of the sale, held the majority of the Company’s voting power were Hayjour Family LP, Jeffrey Rassas, John Wise, and Caroline Wise (the “Four Holders”). In addition to the Four Holders, the following persons were parties to the sale of TLLC:

Stockbridge Enterprises, LP

Monheit Family Trust

Victor Sibilla

Corey Lambrecht

Oak Leaf Holdings

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LEM Diversified

Ian Whitmore

Lou Werner

Mitchell Saltz

Ralph Saigh

Barry Monheit

A number of risks relating to the sale of TLLC are contained in the Risk Factors in our Form 10-K. Further, since the Four Holders were the holders of a majority of the outstanding shares of the Company’s common stock, it could be arguable that the Four Holders may owe a fiduciary duty to the Company’s other shareholders regarding the sale of TLLC.[5]

Given the dire circumstances which the Four Holders found the Company and TLLC in we think there is no realistic claim relating to conflicts of interest. The Company’s directors are disinterested, and they strongly believed they had to “unload” TLLC.

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5 The law on whether the majority shareholder of a Nevada corporation owes a fiduciary duty to the minority shareholders is still developing. See Brown v. Kinross Gold U.S.A., Inc., 531 F.Supp. 2d 1234 (D. Nev. 2008); see also Gowen v. Tiltware LLC, 2009 WL 1441653 (D. Nev. 2009).

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Exhibit A

The Company currently owns Bitcoin. As stated above we may acquire Ether. We analyze whether digital assets are a security under the investment contract analysis from the leading Supreme Court Case Howey.1 Howey creates a test for determining if an asset is an investment contract based upon whether there was: (i) an investment of money, (ii) in a common enterprise, (iii) with the expectation of profits, (iv) primarily through the efforts of others.

Bitcoin

Regardless of how one obtains Bitcoin you cannot dispute the fact that it requires an investment of money (whether it be U.S. dollars, other currency, or virtual currency) or mining. When a holder acquires Bitcoin, the holder pays for the Bitcoin with some form of currency, thus Bitcoin satisfies this prong of Howey.

Courts have focused on three distinct types of common enterprise: (i) horizontal commonality; (ii) broad vertical commonality; and (iii) strict vertical commonality. “The horizontal commonality approach to evaluating the existence of a common enterprise provides that a common enterprise exists if there is a ‘pooling of assets from multiple investors so that all share in the profits and risks of the enterprise.”’2

The holders of Bitcoin do not pool their assets in a common entity or make payments to one common enterprise.3 Bitcoin is, by its design, decentralized and has no common entity controlling it. Mining, buying, and selling of Bitcoin are all decentralized exchanges which do not feature the holders sharing in risks.4 “In addition, purchasers of Bitcoin are not investing in the profits and risks of the person or entity selling the Bitcoin. While these sellers of Bitcoin may use the payments that they receive to take actions that would increase the value of Bitcoin, they have absolutely no obligation to do so, and purchasers generally have no reason to expect the sellers to do so.”5 Bitcoin holders who see their holdings as an investment are viewing Bitcoin as an appreciating asset not as a common enterprise. Thus Bitcoin does not satisfy the test for horizontal commonality.

Broad vertical commonality “focuses on the expertise of the promoter of the alleged security [which] requires that the well-being of all investors be dependent upon the promoter’s expertise.”6 There is no central promoter or common seller for Bitcoin. Further, an individual seller of Bitcoin would not constitute a promoter. “Where a seller is “attempting to transfer its entire interest and upon sale [removes itself] from the enterprise, this is not a situation where the seller and buyer [enter] into a common venture dependent for success upon the providing of capital by the buyer and management by the seller.”7 The lack of continuing management by the promoter or developer is similar to the land development cases where the courts have concluded that initial development services do not lead to the conclusion that the sale of a real estate parcel is a security. Thus Bitcoin does not satisfy the test for broad vertical commonality.

1 SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

2 Jeffrey E. Alberts, Bertrand Fry, Is Bitcoin A Security? 21 B.U. J. Sci. & Tech. L. 1, 15-16 (2015) (citing SEC v. SG Ltd., 265 F.3d 42, 46 (1st Cir. 2001); SEC v. Infinity Grp. Co., 212 F.3d 180, 187-88 (3d Cir. 2000)).

3 Id.

4 Id.

5 Id, at 17.

6 Id. at 18 (citing SEC v. SG Ltd., 265 F.3d 42, 49 (1st Cir. 2001))

7 Id. at 19 (citing Ballard & Cordell Corp. v. Zoller & Danneberg Exploration, Ltd., 544 F.2d 1059, 1065 (10th Cir. 1976)).

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Strict vertical commonality “requires that the investors’ fortunes be ‘interwoven with and dependent upon the efforts and success of those seeking the investment or of third parties.’”[8] ‘“It is not necessary that the funds of investors are pooled; what must be shown is that the fortunes of the investors are linked with those of the promoters, thereby establishing the requisite element of vertical commonality… a common enterprise exists if a direct correlation has been established between success or failure of [the promoter’s] efforts and success or failure of the investment.’” 9 “Sellers of Bitcoin receive their only compensation at the moment that the Bitcoin is sold; they do not receive additional compensation based on future increases in the value of Bitcoin. Accordingly, the connection between the financial interests of buyers and sellers does not create a vertical commonality of interest.”10 Thus Bitcoin does not satisfy the test for strict vertical commonality.

Holders of Bitcoin often expect profits arising from value of the appreciation of Bitcoin. While some holders may acquire Bitcoin exclusively for the purpose of transacting sales (similar to a currency), many holders acquire Bitcoin in order to sell it at a later date when the value has appreciated. Thus Bitcoin satisfies this prong of Howey.

Howey’s use of “solely” has been interpreted to mean “the efforts made by those other than the investor are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”11 However, the effort to create profit need not come exclusively from the efforts of others so long as the efforts of others are significant and primary. Bitcoin’s expectation of profits arise not from any efforts of others but from mere appreciation of value. This is similar to commodities such as gold or diamonds. “If the expectation of economic return from an instrument is based solely on market forces, and not on the efforts of the sponsor, then the instrument does not satisfy this prong of the Howey test.”12 As such, Bitcoin does not satisfy this prong of Howey.

As a result of failing to meet the prongs of the Howey test for common enterprise and the efforts of others we believe that Bitcoin does not constitute an investment contract. Further, we note that during the April 26, 2018 testimony before the Financial Services and General Government Subcommittee of the United States House of Representatives Committee on Appropriation, Commission Chairman Jay Clayton made comments that indicated the Commission may no longer be considering Bitcoin as a security. 13

Ether

Our lawyers believe that Ether does not constitute a security for the same reasons previously expressed for Bitcoin. Ether was initially offered by the Etherium Foundation as part of a pre-sale in 2014. When Ether was initially sold, it may have been a security. However, due to the Etherium Foundation focusing on non-essential updates to the platform and limiting its role in support of the Etherium platform in contrast to the development of Ether, the Company believes that Ether is no longer a security, to the extent it ever was.

The Company is not relying upon the efforts of others to profit from its investment in Ether any more than it would if it acquired the euro, gold, wine or art. Ether as a virtual currency will rise or fall in value apart from any efforts of its developer or the Ethereum Foundation. Our lawyers believe that Ether is no longer a security for the same reason the Howey orange grove in the hypothetical fact scenario ceased to be a security. Assume that following the Howey decision in the Supreme Court, there was a foreclosure sale of the Howey In the Hills orange grove at which a lender sold the orange grove and related equipment to a Florida rancher who bought it in a general partnership in which his corporation was the sole partner. The partnership operated the orange grove for 10 years. It seems clear that the partnership was not a security. Assume further the partnership sold the orange grove land including the trees and equipment to another rancher. We are sure the Staff recognizes that whether or not an instrument or factual scenario is an investment contract is determined by the underlying facts and circumstances. Just as the Supreme Court using a facts and circumstances test held in Howey that the sale of the orange grove interests involved an investment contract, It would be unreasonable to conclude that grower one sold a security to grower two in our hypothetical. The same reasoning applies to Ether.

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8 Id. (citing SG Ltd., 265 F.3d at 49; quoting SEC v. Glenn W. Turner Enters., 474 F.2d 476, 482 n.7 (9th Cir. 1973)).

9 Id. quoting SEC v. Eurobond Exch. Ltd., 13 F.3d 1334, 1339 (9th Cir. 1994).

10 Id. at 19-20

11 SEC v. Glenn W. Turner Enters, 474 F.2d 476, 482 (9th Cir. 1973).

12 Jeffrey E. Alberts, Bertrand Fry, Is Bitcoin A Security?, 21 B.U. J. Sci. & Tech. L. 1, 21 (2015) (citing Noa v. Key Futures, Inc., 638 F.2d. 77 (9th Cir. 1980).)

13 SEC Chairman Jay Clayton, Testimony before the Financial Services and General Government Subcommittee of the House Committee on Appropriations, April 28, 2018.

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Further, as mentioned in the Commission’s Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934, Ether is a virtual currency originally created by the Ethereum Foundation that operates digitalized contracts on a decentralized blockchain platform called the Ethereum Blockchain.14 The Report refers to Ether as a “virtual currency” which was used to purchase DAO tokens. In the Report the Commission concluded that the DAO tokens under discussion were securities. The Commission has distinguished between cryptocurrency labeled as virtual currency and that labeled as securities. The Commission’s complaint against Recoin Group Foundation LLC stated that consideration given for an investment in an initial coin offering is “often in the form of virtual currency - most commonly Bitcoin and Ether….”15 The Commission goes on to state that “virtual currency is not issued by any jurisdiction and functions only by agreement within the community of users of that particular currency”16 The Commission’s determination that Ether functions only by agreement within the community of Ether’s users indicates that Ether does not meet the efforts of others prong of Howey. Since Ether functions only by agreement between the users, there is no central sponsor or promoter is effectively creating any profit to the holders of Ether.

For the reasons stated above, the Company does not believe that Ether is a security.

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14 Securities and Exchange Commission, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Release No. 81207, July 25, 2017.

15 Complaint in SEC v. Recoin Group Foundation, LLC, DRC World Inc. a/k/a Diamond Reserve Club, and Maksim Zaslavskiy, Case No. 1:17-cv-05725-RJD-RER, Page 7 (E.D.N.Y. Sept. 29, 2017).

16 Id.

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